SCHEDULE 13DA
N.A.

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
_________________________________________________________


7. SOLE VOTING POWER
5000

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
5000
____________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

5000

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES
[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

..04%

14. TYPE OF REPORTING PERSON

NA
___________________________________________________________



The following constitutes Amendment No. 9 to the Schedule
13D filed by the undersigned on May 23, 2005.  This Amendment
No. 9 amends the Schedule 13D as specifically set forth.



Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the annual report filed on 8/9/2006 there were 11,327,784 shares outstanding as of 5/31/2006. The percentage set forth in this item 5 was derived using such number.

The aggregate number of shares owned by the reporting persons is less than 5%. Therefore no further filings are required.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/31/07


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos